Room 4561

      September 20, 2005


Mr. Mark Haugejorde
President and Chief Executive Officer
XFormity Technologies, Inc.
14333 Proton Road
Dallas, TX  75244

      Re:	XFormity Technologies, Inc.
   Form 8-K/A Filed December 6, 2004
   Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
   Filed May 18, 2005
   File No. 000-23391

Dear Mr. Haugejorde:

      We have reviewed your response to our letter dated May 26,
2005
in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 6, 2004

Note 5 - Stockholders` Equity
1. We note your response to our Prior Comment No.1 and your reference to EITF 96-18 and D10 of the FASB Current Text to account for such arrangement. Tell us how you considered the guidance in paragraphs
72 and 73 of SOP 97-2 and SFAS No. 68 in accounting for this transaction. We specifically refer you to paragraphs 10 and 13 of SFAS No. 68. Also, you indicate that neither party will be liable to the other for amounts in excess of the amounts paid under the agreement. Explain what the Company`s liabilities are if the development project is not successful and tell us how you considered paragraph 7 of SFAS 68 in overcoming the presumption that the Company has an obligation to repay the consortium members.

Form 10-QSB/A for the Quarter Ended March 31, 2005

Liquidity and Capital Resources
2. We note your response to our Prior Comment No. 3 where you indicate that you have concluded that there was no beneficial conversion feature on May 2, 2005 (the date of the term sheet) as the conversion terms resulted in zero intrinsic value on that date.
We
further note that under the terms of the offering, you have the right to reject any subscription. Tell us how you concluded that May 2, 2005 met the definition of `commitment date` under EITF 00-27 which states that the commitment date is the date when a firm commitment is binding on both parties. In addition, tell us the dates when you accepted each subscription and also whether the offering terminated on June 30, 2005.

* * * * *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact April Coleman, Staff Accountant, at (202)
551-
3458 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Kathleen Collins
							Accounting Branch Chief
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Mr. Mark Haugejorde
XFormity Technologies, Inc.
September 20, 2005
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